Prospectus Supplement No. 1Filed Pursuant to Rule 424(b)(3)

to Prospectus dated February 18, 2026Registration No. 333-292897

PROSPECTUS

BLOOMIA HOLDINGS, INC.

Non-Transferable Subscription Rights to Purchase Up to $15,500,000 in Shares of Common Stock, representing 3,827,160 Shares of Common Stock in the Aggregate

This Prospectus Supplement No. 1 (this “prospectus supplement”) amends and supplements, only to the extent indicated herein, certain information contained in our prospectus dated February 18, 2026 (the “original prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-292897).

Extension of Subscription Period

Bloomia Holdings, Inc. (“Bloomia Holdings, Inc.”, the “Company”, “we”, “us” or “our”) previously distributed at no charge to the holders of our common stock, par value $0.01 per share (the “Common Stock”), on a pro rata basis, non-transferable subscription rights to purchase up to an aggregate of 3,827,160 shares of our Common Stock at a subscription price of $4.05 per whole share, payable by each rights holder (i) in cash, (ii) by delivering in lieu of cash the cancellation of an equivalent amount of any indebtedness for borrowed money (principal and/or accrued and unpaid interest) owed by the Company to such rights holder, or (iii) by delivery of a combination of cash and such indebtedness. We refer to this offering as the “Rights Offering”. The subscription rights were issued to holders of our Common Stock as of the close of business on February 16, 2026, the record date for the Rights Offering (the “Record Date”). Each subscription right entitles its holder to purchase 2.16 shares of our Common Stock. Additionally, rights holders who fully exercise their basic subscription rights are entitled to subscribe for additional shares of our Common Stock that remain unsubscribed as a result of any unexercised basic subscription rights (the “over-subscription privilege”). The over-subscription privilege allows a rights holder to subscribe for additional shares of our Common Stock at the subscription price of $4.05 per whole share. We refer to the basic subscription rights and over-subscription privilege as “rights” or “subscription rights”.

The subscription rights are currently exercisable and, under the original prospectus, were scheduled to expire at 5:00 p.m., Eastern Time, on March 27, 2026. As provided for in the original prospectus, we are extending the period to exercise the subscription rights (the “Subscription Period”) to 5:00 p.m., Eastern Time, on April 1, 2026 (the “Expiration Date and Time”). All references in the original prospectus to “Subscription Period” and “Expiration Date and Time” are hereby amended as set forth in the immediately preceding sentence. All other descriptions, terms, and conditions set forth in the original prospectus remain unchanged.

We may, in our sole discretion, further extend the Subscription Period. We will further extend the Subscription Period if required by applicable law, and we may choose to further extend the Subscription Period if we decide that changes in the market price of our Common Stock warrant an extension or if we decide to give you more time to exercise your subscription rights in this Rights Offering.

Once you have exercised your subscription right, your exercise may not be revoked. The subscription rights that are not exercised by the Expiration Date and Time will expire and will have no value. You should carefully consider whether or not to exercise your subscription rights before the Expiration Date and Time. If you are a beneficial owner of shares of Common Stock registered in the name of a broker, dealer, custodian bank, or other nominee, your nominee may establish an earlier deadline before the Expiration Date and Time by which time you must provide the nominee with your instructions and deliver all documents and payments to exercise your subscription rights.

Our Common Stock is listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “TULP”. On March 24, 2026, the closing price of our Common Stock as reported by Nasdaq was $3.89 per share.

The subscription rights are non-transferable, except that they will be transferable by operation of law. The subscription rights will not be listed for trading on Nasdaq or any other stock exchange or market.

Exercising the subscription rights and investing in our Common Stock involves significant risks. We urge you to read carefully the entirety of the original prospectus, including the section titled “Risk Factors” beginning on page 16 of the original prospectus, the section titled “Risk Factors” of our Transition Report on Form 10-KT filed on August 28, 2025, in our Quarterly Report on Form 10-Q filed on November 10, 2025 for the fiscal quarter ended September 30, 2025, in our Quarterly Report on Form 10-Q filed on February 13, 2026 for the fiscal quarter ended December 31, 2025, and all other information included or incorporated by reference in the original prospectus before you decide whether to exercise your rights.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the original prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

Equiniti Trust Company, LLC will serve as the Subscription Agent and transfer agent (the “Transfer Agent”) for the Rights Offering, and D.F. King & Co., Inc. will serve as the information agent (the “Information Agent”) for the Rights Offering.

The Subscription Agent will deliver to the record holders who purchase shares of Common Stock in the Rights Offering DRS statements representing the shares of Common Stock that they purchased as soon as practicable after the Expiration Date and Time, or such later date as to which the Rights Offering may be extended, and after all necessary calculations, pro rata allocations and adjustments have been completed. If your shares of Common Stock are held by a broker, dealer, custodian bank, or other nominee and you purchase shares of Common Stock in the Rights Offering, your account with your nominee will be credited with the shares of Common Stock you purchased in the Rights Offering as soon as practicable after the Expiration Date and Time, or such later date as to which the Rights Offering may be extended, and after all necessary calculations, pro rata allocations and adjustments have been completed.

If you have any questions or need further information about this Rights Offering, please contact D.F. King & Co., Inc., our Information Agent for this Rights Offering, by phone at (888) 605-1956 for stockholders or (646) 677-2515 for banks and brokers or by email at bloomia@dfking.com.

The date of this prospectus supplement is March 27, 2026.